

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 2, 2010

Mr. Chunshi Li
Chief Executive Officer
China Yili Petroleum Company
c/o American Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

       Re: **China Yili Petroleum Company**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed May 18, 2009
             Form 10-Q for the Fiscal Quarter Ended September 30, 20009
             Filed November 20, 2009
             Response Letter Dated December 4, 2009
             File No. 001-51554

Dear Mr. Li.

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   In response to our prior comments you indicate that you will need to correct certain errors in your financial statements and other related disclosures in an amendment to your Form 10-K for the fiscal year ended December 31, 2008. We expect you will need to similarly revise each of your subsequent interim reports. Please submit draft amendments to your annual report on Form 10-K and subsequent interim reports on Form 10-Q with your next response, having all changes marked and including error correction disclosures in your financial statements covering material revisions, and an explanatory paragraph at the

forepart of each amendment, stating the reasons for the amendment and directing readers to those sections where further details are provided.

Please direct your auditors to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion. The officer certifications will need to be updated when filing your amendments to comply with Rule 12b-15 of Regulation 12B. Please contact us by telephone if you require further clarification or guidance.

2.   Given that you have concluded that you will need to restate your prior financial statements to resolve various accounting issues raised in our prior comments, you should comply with your reporting obligations under Item 4.02 of Form 8-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-4

3.   In your response to prior comment one you state the line item "Loan to related party" represents a cash disbursement for a loan made by ASAP Expo Inc. (ASAP Expo) to a related party. Please note cash flows related to making and collecting loans should be classified as investing activities to comply with FASB ASC paragraphs 230-10-45-12 and 230-10-45-13.

Note 1 – Business Description and History, page F-5

4.   As previously requested in prior comment three, please clarify whether the shares of ASAP Expo Inc. were distributed to the original shareholders of ASAP Show Inc. only or to all your shareholders of record as of December 19, 2008.

5.   In your response to prior comment four you state that you accounted for the ASAP Show and Sino merger as a reverse merger. That is, Sino American Petroleum Group Inc. (Sino) (including its wholly owned subsidiary, Tongliao Yili Asphalt Company (Yili Asphalt)) is designated as the acquirer and ASAP Show is the acquiree. However, you did not explain why the assets and liabilities of ASAP Show were not recorded at fair value as of the date of the merger. We reissue prior comment 4 as it relates to this particular issue.

6.   In your response to prior comment four you identify the investors who purchased the 100,000 shares of preferred stock and state that the $600,000 paid by these investors was charged to additional paid in capital effective on closing of the merger. Please explain why you have combined this transaction with the reverse merger transaction on your statement of stockholders equity for the fiscal year ended December 31, 2007. And if these investors paid $600,000 in cash in

exchange for the preferred stock as you suggest, please tell us why the proceeds are not presented as a financing activity on your statement of cash flows.

7.   In your response to prior comment five you state the merger between Yili Asphalt and Sino was a transaction between entities under common control. As previously requested, please explain how these entities were under common control prior to Yili Asphalt becoming a wholly owned subsidiary of Sino, and submit a schedule listing the owners and their respective interests in both entities before the transaction and in the combined entity afterwards.

Note 7 – Stockholders' Equity, page F-10

8.   We have read your response to prior comment eight in which you explain that the holders of the Series A preferred stock and the Board of Directors agreed to effect an exchange of the Series A preferred shares for common shares in 2008. As this exchange has the same effect as a conversion, it is unclear to us how you concluded the terms of the original agreements were not modified. Please expand your disclosure to indicate the circumstances under which the preferred stock was converted to common stock prior to the distribution of the ASAP Expo's shares.

Note 9 – Risk Factors, page F-11

9.   We note your response to prior comment nine indicating that you intend to expand your disclosure to discuss in further detail limitations on the payment of dividends due to the location of your operations. However, Rule 4-08(e) of Regulation S-X requires that you disclose separately the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, while Rule 5-04(b) of Regulation S-X requires that you include either in a note to your financial statements or in a separate schedule condensed financial information of the registrant when restricted net assets exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Please revisit these disclosure requirements, also the guidance in FRC §213.02, and expand your disclosure to provide all required information.

Controls and Procedures, page 28

10.   In response to prior comment 10 you indicate that the weaknesses in your internal control over financial reporting arose because you were unable to implement proper accounting practices due to the lack of skilled personnel dedicated to the accounting function.
        Given that you are required to include in your periodic reports financial statements that are prepared in accordance with GAAP, a conclusion that your internal control over financial reporting is not effective will often preclude

concluding that your disclosure controls and procedures are effective because you
will not necessarily have the information that needs to be disclosed.

In light of the material weaknesses in your internal control over financial
reporting, and the additional errors identified in your financial statements, we
believe that you should augment your earlier disclosure to clarify that disclosure
controls and procedures were not actually effective as of year-end.

We expect you will need similar representations in each of your subsequent
interim reports, and that you would need to identify changes in your internal
control over financial reporting in conjunction with any conclusion that your
disclosure controls and procedures are effective, i.e. no longer ineffective.

Form 10-Q for the Quarter Ended September 30, 2009

General

11.   Please revise the accounting and disclosures in your reports for the quarters ended
        March 31, 2009, June 30, 2009 and September 30, 2009, as necessary to comply
        with all applicable comments written on your annual report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief